SEC, Washington Exemption File No. 82-5079

Press release


Skandia

19 March 2003


03050434

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44


SEC MAIL PROCESSING
RECEIVED
MAR 26 2003
WASH. D.C. 165 SECTION

Annual Report 2002

Today Skandia is publishing the complete Annual Report for 2002 on the Internet. A printed version will be distributed shortly.

The Annual Report can be found at www.skandia.com under Investor Relations/Reports & Events /Annual Reports and Supplements.

Skandia Insurance Company Ltd (publ)
Domicile: Stockholm, Sweden
Reg. No: 502017-3083